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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)

                             (Amendment No. 7 )(1)

                             KENETECH Corporation
                    --------------------------------------
                                (Name of Issuer)

                        Common Stock, $0.0001 par value
                 --------------------------------------------
                         (Title of Class of Securities)

                                   488878109
                            ----------------------
                                (CUSIP Number)


                             KC Holding Corporation
                      c/o ValueAct Capital Partners, L.P.
                               One Maritime Plaza
                                   Suite 1400
                        San Francisco, California 94111
                             Attn: Jeffrey W. Ubben
                ________________________________________________
                 (Name, Address and Telephone Number of Persons
               Authorized to Receive Notices and Communications)

                                 December 28, 2000
                                 -----------------
            (Date of Event which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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     This Amendment No. 7 (the "Final Amendment") to the Statement on Schedule
13D amends and supplements the Statement on Schedule 13D (the "Schedule 13D") originally filed on November 2, 2000 by KC Holding Corporation ("Parent"), KC Merger Corp. ("Purchaser"), ValueAct Capital Partners, L.P. ("ValueAct") and VA Partners, L.L.C. ("VA Partners"), relating to the third-party tender offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.0001 per share, of KENETECH Corporation, a Delaware corporation (the "Company"), together with the associated rights attached thereto pursuant to a rights agreement (collectively, the "Shares"), at a purchase price of $1.04 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 6, 2000 (the "Initial Offer to Purchase"), as amended by the Supplement to the Offer to Purchase, dated November 26, 2000 (the "Supplement" and, together with the Initial Offer to Purchase, the "Offer to Purchase"), and the related Letter of Transmittal. Capitalized terms used but not defined in this Final Amendment shall have the meaning assigned to them in the Offer to Purchase.

     ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 3 is hereby amended and supplemented as follows:

     As more fully described in Item 4 hereof, Purchaser and the Company entered into a Stock Purchase Agreement, dated December 29, 2000 (the "Stock Purchase Agreement"), pursuant to which Purchaser purchased certain additional Shares, as further described in Item 4, in consideration for an aggregate amount of $14,934,728.64 (the "Stock Purchase Consideration"). The Stock Purchase Consideration was funded by a capital contribution from Parent to Purchaser, which in turn was funded from the proceeds of the issuance of a promissory note in the face amount of $14,934,728.64 from Parent to ValueAct.

     ITEM 4.  PURPOSE OF TRANSACTION.

     Item 4 is hereby amended and supplemented as follows:

     On December 28, 2000, Purchaser accepted for purchase and payment, pursuant to the Offer, all Shares which were validly tendered and not withdrawn as of the expiration of the Offer at 12:00 midnight, New York City time, on December 27, 2000. Based on information provided by Mellon Investor Services, L.L.C., the depositary for the Offer, 16,021,160 Shares (including 49,502 Shares tendered pursuant to notices of guaranteed delivery) were validly tendered pursuant to the Offer and not withdrawn. Immediately after the purchase of the tendered Shares, Purchaser owned approximately 86% of the outstanding Shares.

     On December 29, 2000, Purchaser and the Company entered into the Stock Purchase Agreement providing for the sale by the Company of 14,360,316 Shares to Purchaser for the purchase price amount of $1.04 per Share or an aggregate amount of $14,934,728.64 (the "Stock Purchase").

     Effective upon the consummation of the Stock Purchase, Purchaser owned at least 90% of the outstanding Shares. Pursuant to the Merger Agreement, Purchaser was then merged with and into the Company immediately upon the filing of the certificate of ownership and merger, executed in accordance with the relevant provisions of the Delaware General Corporation Law, with the Secretary of State of the State of Delaware on December 29, 2000 (the "Merger").

     Pursuant to the Merger Agreement, the public stockholders of the Company who did not tender their Shares in the Offer and who do not seek appraisal of their Shares pursuant to the provisions of applicable law (the "Dissenting Stockholders") will have their Shares converted into the right to receive in cash the same $1.04 per Share purchase amount.

                               Page 2 of 6 Pages
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     The preceding summary of certain provisions of the Stock Purchase Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of such agreement, a copy of which is incorporated by reference as Exhibit E hereto and is incorporated herein by reference.

     ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 is hereby amended and supplemented as follows:

     On December 29, 2000, pursuant to the terms and conditions of the Merger Agreement, Purchaser was merged with and into the Company in accordance with the General Corporation Law of the State of Delaware, with the Company continuing as the Surviving Corporation.

     Upon the Merger becoming effective: (i) each issued and outstanding share of common stock, par value $0.01 per share, of Purchaser was converted into one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation; (ii) each issued and outstanding Share held in the Company's treasury or held by Parent or any wholly owned subsidiary of Parent was canceled without any consideration being delivered therefor; and (iii) each issued and outstanding Share of common stock of the Company, other than Shares of common stock of the Company canceled as described above and other than Shares of common stock of the Company held by stockholders properly exercising appraisal rights pursuant to the provisions of applicable law, was converted into the right to receive from the Surviving Corporation the Merger Consideration.

     In connection with the Merger: (i) each then outstanding option to purchase any Shares of common stock of the Company (in each case an "Option") was canceled by the Company and in consideration for such cancellation, the holder of the Option received the right to receive from the Surviving Corporation cash in an amount equal to (A) the product of (1) the number of Shares subject to such Option and (2) the excess, if any, of the Merger Consideration over the exercise price per share for the purchase of Shares subject to such Option, minus (B) all applicable federal, state and local taxes required to be withheld with respect to such payment; and (ii) each holder of a then outstanding warrant to purchase any Shares (in each case a "Warrant") received the right to receive in cash an amount (the "Warrant Consideration") equal to (A) the product of (1) the number of Shares subject to such Warrant and
(2) the excess, if any, of the Merger Consideration over the exercise price per share for the purchase of the Shares subject to the Warrant, minus (B) all applicable federal, state and local taxes required to be withheld with respect to such payment, as a result of such holder previously agreeing that, after the effective time of the Merger, each such Warrant held by such holder will represent the right to receive from the Surviving Corporation the Warrant Consideration.

     As a result of the Merger, the Surviving Corporation became a wholly owned subsidiary of Parent.

     A Form 15 has been filed with the Commission in order to deregister the Shares. A press release relating to the consummation of the Merger is attached as Exhibit F and is incorporated herein by reference.

                               Page 3 of 6 Pages
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     ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     Item 7 is hereby amended and supplemented as follows:

     Exhibit E   -  Stock Purchase Agreement, dated as of December 29, 2000, by and among KC Merger Corp., KENETECH Corporation and, with respect to Section 5J only, KC Holding Corporation.

     Exhibit F   -  Press Release of Parent dated January 2, 2001 relating to the consummation of the Merger.

                               Page 4 of 6 Pages
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                                   SIGNATURES
                                   ----------

     After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certify that the information set forth in this Statement is true, complete and correct.

Date: January 2, 2001         KC HOLDING CORPORATION

                                  By:  /s/   Jeffrey W. Ubben
                                     -----------------------------------------

                                 Its:  Secretary/Treasurer
                                     -----------------------------------------


Date: January 2, 2001         KENETECH CORPORATION (AS SUCCESSOR TO KC MERGER
                              CORP.)

                                  By:  /s/   Dianne P. Urhausen
                                     ----------------------------------------

                                 Its:  Vice President and Corporate Secretary
                                     ----------------------------------------

Date: January 2, 2001         VALUEACT CAPITAL PARTNERS, L.P.
                                  By:   VA Partners, L.L.C.,
                                        its General Partner

                                  By:  /s/ Jeffrey W. Ubben
                                     ----------------------------------------

                                 Its:  Managing Member
                                     ----------------------------------------


Date: January 2, 2001         VA PARTNERS, L.L.C.

                                  By:  /s/ Jeffrey W. Ubben
                                     ----------------------------------------
                                 Its:  Managing Member
                                     ----------------------------------------



                               Page 5 of 6 Pages
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                                 EXHIBIT INDEX



Exhibit No.                             Exhibit Name
-----------    -------------------------------------------------------------

E Stock Purchase Agreement, dated as of December 29, 2000, by and among KC Merger Corp., KENETECH Corporation and, with respect to
               Section 5J only, KC Holding Corporation.

F Press Release of Parent dated January 2, 2001 relating to the consummation of the Merger.

                               Page 6 of 6 Pages